Exhibit 1.6

MRB/B1227/32903/SS	7 June 2005

Barclays Bank PLC

1 Churchill Place

London E14 5HP

Dear Sirs

Barclays Bank PLC

Non-Cumulative Callable Preference Shares, Series 1

We have acted on the instructions of Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of 100,000 Non-Cumulative Callable Preference Shares with a nominal value of U.S.$100 each (the “Preference Shares”) which will be sold in the form of American Depositary Shares (the “ADSs”).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The prospectus dated 1 July 2002 relating to, inter alia, the Preference Shares and the ADSs (the “Base Prospectus”).

1.1	The prospectus supplement dated 1 June 2005 relating to the Preference Shares and the ADSs (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

1.2	The Underwriting Agreement - Standard Provisions dated 1 June 2005 relating to the Preference Shares and the ADSs (the “Underwriting Agreement”).

1.3	The pricing agreement dated 1 June 2005 relating to the Preference Shares and the ADSs (the “Pricing Agreement”).

1.4	A draft dated 3 June 2005 of the agency agreement to be entered into between the Issuer and The Bank of New York, New York office on or around 8 June 2005 relating to the Preference Shares (the “Agency Agreement”).

1.5	A draft dated 14 May 2005 of the deposit agreement to be entered into between the Issuer and The Bank of New York on or around 8 June 2005 relating to the Preference Shares (the “Deposit Agreement”).

1.6	The form of share warrant to bearer in the form of a global Preference Share to be executed on or around 8 June 2005 in respect of the Preference Shares (the “Global Preference Share”).

1.7	A copy of the memorandum and articles of association of the Issuer as amended on 2 June 2005 (the “Articles of Association”).

1.8	A copy of extracts from the minutes of a meeting of the board of directors of the Issuer held on 14 April 1994, 9 December 2004 and 17 March 2005.

1.9	A copy of written resolutions of the members of the Issuer made on 2 June 2005 adopting the terms of the Preference Shares.

1.10	A copy of written resolution of the members of the Issuer and on 1 June 2005 amending the Articles of Association.

1.11	A copy of written resolutions of the Fund Raising Committee of the Issuer passed on 1 June 2005.

The Underwriting Agreement, the Pricing Agreement, the Deposit Agreement and the Agency Agreement shall together be referred to as the “Issue Documents”.

2.	English Law

The opinions set out in this letter relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

3.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

3.1	The genuineness of all signatures, stamps and seals, the conformity to the originals of all documents supplied to us as certified, photostatic or faxed copies and the authenticity of the originals of such documents.

3.2	That the Deposit Agreement is duly authorised by each of the parties thereto (except the Issuer) and that the performance thereof is within the capacity and powers of each of them (except as aforesaid)

3.3	That the Deposit Agreement is duly executed and delivered by all parties to it in the form examined by us, and that, prior to such due execution and delivery, any information therein that remains to be completed shall have been duly completed by the parties thereto and that there will be nothing relating to such information or any other amendments thereto which would be material for the purposes of our giving this opinion.

3.4	That the Global Preference Share and any definitive Preference Shares are duly executed on behalf of the Issuer by the person(s) authorised to do so in the resolutions referred to above, that they are authenticated and issued in accordance with the Issue Documents and, in the case of any definitive Preference Shares, in accordance with the terms of the Global Preference Share.

3.5	That the copy of the memorandum and articles of association of the Issuer referred to above is true and up-to-date.

3.6	That the resolutions set out in the minutes referred to above were passed at a duly convened and quorate meeting and have not been revoked or superseded and that the minutes of any meeting referred to above are true records of the proceedings at the meetings.

3.7	That there has been no alteration in the status or condition of the Issuer as revealed by a search carried out against the Issuer at the Companies Registration Office in London at 3.30 p.m. on 6 June 2005 and an enquiry by telephone in respect of the Issuer at the Central Index of Winding Up Petitions at 3:15 p.m. on 6 June 2005.

3.8	That the Fund Raising Committee referred to above, in resolving to create and issue the Preference Shares and execute the Deposit Agreement, has acted bona fide and in the interests of the Issuer.

3.9	The absence of any other arrangements between any of the parties to the Issue Documents which modify or supersede any of the terms of the Issue Documents.

3.10	That the obligations expressed to be assumed by the Issuer under the Deposit Agreement constitute the Issuer’s legal, valid, binding and enforceable obligations under the laws of the State of New York and that words and phrases used in the Deposit Agreement have the same meaning and effect as they would if the Deposit Agreement was governed by English law.

3.11	That the submission to the jurisdiction of any state and federal court in the City and State of New York by the Issuer contained in the Deposit Agreement is legal, valid and binding under the laws of the State of New York.

3.12	That an English court would conclude that the Deposit Agreement has the same effect under its governing law as it would have if it was governed by English law.

3.13	That there is no change in English law which would be material for the purposes of our giving this opinion, and which occurs between the date of this opinion and the date of the entering into the Deposit Agreement and the issue of the Preference Shares.

4.	Opinion as to English Law

On the basis of such assumptions and subject to the reservations set out below, we are of the opinion that:

4.1	The Issuer is a company incorporated in England and has full power and capacity to create and issue the Preference Shares to execute the Deposit Agreement and to undertake and perform the obligations expressed to be assumed by it therein.

4.2	The issue of the Preference Shares has been duly authorised and the Global Preference Share, when duly executed by or on behalf of the Issuer, and the Preference Shares when issued and delivered upon payment in accordance with the terms of the Underwriting Agreement and the Pricing Agreement (or in the case of the Preference Shares to be issued to Barclays Capital Securities Limited, delivered against the unconditional undertaking to pay for the relevant Preference Shares in full in cash as set out in the Pricing Agreement) will be validly issued and fully paid and non-assessable, and the issuance of the Preference Shares is not subject to any pre-emptive or similar rights.

4.3	In any proceedings taken in England for the enforcement of the Deposit Agreement, the obligations expressed to be assumed by the Issuer in the Deposit Agreement would be recognised by the English courts as its legal, valid and binding obligations and would be enforceable in the English courts.

5.	Reservations

The opinions set out in paragraph 4 above are subject to a number of reservations, including the general reservation that the term “enforceable” as used above signifies that the relevant obligations are of a type which the English courts may enforce, but does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. You should particularly note the following reservations:

5.1	The power of an English court to order specific performance of an obligation or to order any other equitable remedy is discretionary and, accordingly, an English court might make an award of damages where specific performance of an obligation or any other equitable remedy was sought.

5.2	Where obligations of any person are to be performed in jurisdictions outside England, such obligations may not be enforceable under English law to the extent that performance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

5.3	In some circumstances an English court may, and in certain circumstances it must, terminate or suspend proceedings commenced before it, or decline to restrain proceedings commenced in another court, notwithstanding the provisions of the Preference Shares providing that the courts of England have jurisdiction in relation thereto.

5.4	Where any person is vested with a discretion or may determine a matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

5.5	Any provision to the effect that any calculation, determination or certification will be conclusive and binding will not be effective if such calculation, determination or certification is fraudulent, arbitrary or manifestly incorrect, and an English court may regard any calculation, determination or certification as no more than prima facie evidence of the matter calculated, determined or certified.

5.6	Enforcement of rights may be or become limited by prescription or by the lapse of time, or may be or become subject to set-off or counterclaim.

5.7	Under English law, any obligation to pay additional interest in circumstances of breach or default might be held to be unenforceable on the ground that it is a penalty and thus void.

5.8	Any indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

5.9	Any provision purporting to require a party to indemnify another person against the costs or expenses of proceedings in the English courts is subject to the discretion of the court to decide whether and to what extent a party to such proceedings should be awarded the costs or expenses incurred by it in connection therewith.

5.10	Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

5.11	If a party to the Deposit Agreement or to any transfer of, or payment in respect of, a Preference Share is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or United Kingdom sanctions implemented or effective in the United Kingdom under the United Nations Act 1946 or the Emergency Laws (Re-enactments and Repeals) Act 1964 or the Anti-terrorism, Crime and Security Act 2001 or under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the Deposit Agreement or in respect of the relevant transfer or payment may be unenforceable or void.

5.12	Our opinions as regards the binding nature and enforceability of the obligations of the Issuer under the Preference Shares are subject to all limitations arising from bankruptcy, insolvency, liquidation, reorganisation, moratorium or similar laws affecting the rights of creditors generally.

5.13	It is our experience that searches and enquiries of the type referred to in paragraph 3.7 above may be unreliable and, in particular, that notice of a winding up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly at the Companies Registry.

5.14	An English court may not apply the laws of the State of New York if to do so would be contrary to public policy or mandatory rules of English law.

5.15	If any proceedings are brought by the Issuer in the English courts, those courts may accept jurisdiction in certain cases, notwithstanding the provisions of the Deposit Agreement providing that the Deposit Agreement shall be interpreted and all rights thereunder and provisions thereof shall be governed by the laws of the State of New York.
5.16	There are no reciprocal arrangements in force between the United States of America and the United Kingdom for the recognition or enforcement of judgments. Accordingly, a judgment by any state or federal court in the State of New York is not enforceable directly in England but may be recognised by the English courts according to common law principles. A judgment by those courts will not be enforced by the English courts if:

5.16.1	the proceedings in which the judgment was given were opposed to natural justice;

5.16.2	the judgement was obtained by fraud;

5.16.3	the enforcement of the judgment would be contrary to English public policy;

5.16.4	an order has been made and remains effective under section 9 of the Foreign Judgments (Reciprocal Enforcement) Act 1933 applying that section to judgments of those courts.

5.16.5	before the date on which those courts gave judgment, the matter in dispute had been the subject of a final judgment of another court having jurisdiction whose judgment is enforceable in England;

5.16.6	the judgment is for multiple damages within the meaning of section 5(3) of the Protection of Trading Interests Act 1980;

5.16.7	the judgment is based on a rule of law specified by the Secretary of State as concerned with the prohibition of restrictive trade practices;

5.16.8	the judgment is based on foreign measures which the Secretary of State specifies as regulating and controlling international trade and which, in so far as they apply to persons carrying on business in the United Kingdom, are damaging or threaten to damage the trading interests of the United Kingdom; or

5.16.9	the bringing of proceedings in those courts was contrary to an agreement under which the dispute in question was to be settled otherwise than by proceedings in those courts.

5.17	If the English court gives judgment for the sum payable under a judgment of the state or federal courts in the State of New York, the English judgment would be enforceable by the methods generally available for the enforcement of English judgments. These give the court a discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain an English judgment or to enforce any English judgment if the judgment debtor is subject to any insolvency or similar proceedings, if there is delay, if an appeal is pending or anticipated against the English judgment in England or against the foreign judgment in the state or federal courts in the City and State of New York or if the judgment debtor has any set-off or counterclaim against the judgment creditor.

6.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter, or as to any liability to tax which may arise or be suffered as a result of or in connection with the Preference Shares or the ADSs or, in either case, their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Prospectus contain all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the listing requirements of the Luxembourg Stock Exchange.

This letter is given solely in connection with the issue of the Preference Shares and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person. However, we hereby consent to the filing of this opinion as an exhibit to the Form 6-K to be filed by the Issuer with the United States Securities and Exchange Commission in respect of the issue of the Preference Shares and to the reference to us under the heading “Validity of Securities” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent in required under Section 7 of the United States Securities Act of 1933.

Yours faithfully

Clifford Chance Limited Liability Partnership